Smith & Nephew, Inc.	901.396-2121	[Logo of Smith & Nephew]
1450 Brooks Road	800-821-5700
Memphis, TN 38116	www.smith-nephew.com
USA

September 2, 2003

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 90549

Attention: Mara Ransom

Re:	Smith & Nephew Group plc
Smith & Nephew plc
Smith & Nephew Common Access Trust
Application for Withdrawal of Registration Statement on Form F-4
(SEC File No. 333-104751)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Smith & Nephew Group plc (“S&N Group”), Smith & Nephew plc and Smith & Nephew Common Access Trust hereby apply for withdrawal of their Registration Statement on Form F-4 (SEC File No. 333-104751) (the “Registration Statement”), effective as of the date hereof.

The Registration Statement was originally filed with the Securities and Exchange Commission on April 25, 2003 in connection with S&N Group’s exchange offer (the “Offer”) for shares of Centerpulse Ltd. (“Centerpulse”), including shares represented by Centerpulse American Depositary Shares. The Registration Statement is being withdrawn because the Offer has terminated without the exchange of any Centerpulse shares. No securities have been sold or otherwise issued under the Registration Statement.

Please contact Pran Jha of Sidley Austin Brown & Wood LLP at 312-853-4161 if you have any questions regarding this request for withdrawal.

Very truly yours,

SMITH & NEPHEW GROUP PLC

By:	/S/ JAMES A. RALSTON
James A. Ralston
U.S. Representative

Securities and Exchange Commission	[Logo of Smith & Nephew]
September 2, 2003

SMITH & NEPHEW PLC

By:	/S/ JAMES A. RALSTON
James A. Ralston
U.S. Representative

SMITH & NEPHEW COMMON ACCESS

TRUST

By:	Smith & Nephew Group plc as
depositor

By:	/S/ JAMES A. RALSTON
James A. Ralston
U.S. Representative